221 – 2323 Quebec Street Vancouver, BC, V5T 4S7 Canada Telephone : (604) 876-7494 Facsimile : (604) 876-7432 www.intelligent-living.us

September 16, 2010

United States Security and Exchange Commission

Washington, D.C. 20549

Dear Sir/Madam:

Reference:

Intelligent Living Corp.

Comment Letter dated September 2, 2010

File No. 000-25335

In reference to the Commission’s comment letter of September 2, 2010, we are submitting herein our responses as follows:

Comment No                                                              Subject

                                               Form 10K/A for Fiscal Year Ended May 31, 2009

1

Future filings will disclose that our co-operation with Kilia Teknologi is on a best efforts basis until such time as the nature of our cooperation materially changes.

2

Our web site was revised and we had initiated a change to a new DNS server by the time of the filing of our June 25 response letter. The commission’s comment may refer to a brief period of time when there could have been an overlap to the previous web site. As of the effective date of the web site changes, we no longer refer to Kilia Teknologi.

3

Future filings will disclose the conversion of Mr. Simons debt.

4

Future filings will acknowledge Mr. Holloran’s capacity as chief accounting officer in addition to his other corporate officer positions.

We acknowledge that the Company is responsible for the adequacy and accuracy of all disclosure filings. Further, the Company acknowledges that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Intelligent Living Corp.

/s/ Michael F. Holloran

Michael F. Holloran

President, CEO and

Principal Financial Officer